UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 Amendment No. 2
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         Drovers Bancshares Corporation
                                (Name of Issuer)


                         Common Stock ($5.00 par value)
                         (Title of Class of Securities)


                                205103-2621-2010
                                 (CUSIP Number)


--------------------------------------------------------------------------------
                              Mr. Dale C. Voorheis
                               Stewart Associates
                             1020 N. Hartley Street
                                 P. O. Box 2587
                            York, Pennsylvania 17405
                                 (717) 854-9581
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                            August - September, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

--------------------------------------------------------------------------------
     Check the following box if a fee is being paid with this statement: |_|

--------------------------------------------------------------------------------
                               Page 1 of 25 Pages

--------------------------------------------------------------------------------
CUSIP No.:  205103-2621-2010                               Page 2 of 25 Pages
--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON:  Robert H. Stewart, Jr.
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   ###-##-####
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)      |X|
                                                               (b)      |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       |_|
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------- ----------------------------------------------------
        NUMBER OF                    (7)      SOLE VOTING POWER
          SHARES                              85,621
                            ----------------------------------------------------
       BENEFICIALLY                  (8)      SHARED VOTING POWER
         OWNED BY                             0
                            ----------------------------------------------------
           EACH                      (9)      SOLE DISPOSITIVE POWER
        REPORTING                             85,621
                            ----------------------------------------------------
          PERSON                     (10)     SHARED DISPOSITIVE POWER
           WITH                               0
--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  85,621
--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.05%  (calculated  by  dividing   (i)   the  85,621   shares
                  beneficially  owned  by   the  Reporting  Person  by (ii) the
                  2,809,093 shares of Common Stock outstanding).
--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.:  205103-2621-2010                               Page 3 of 25 Pages
--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON:  Karyl L. Gilbert
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   ###-##-####

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)      |X|
                                                               (b)      |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       |_|
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------- ----------------------------------------------------
        NUMBER OF                    (7)      SOLE VOTING POWER
          SHARES                              85,311
                            ----------------------------------------------------
       BENEFICIALLY                  (8)      SHARED VOTING POWER
         OWNED BY                             0
                            ----------------------------------------------------
           EACH                      (9)      SOLE DISPOSITIVE POWER
        REPORTING                             85,311
                            ----------------------------------------------------
          PERSON                     (10)     SHARED DISPOSITIVE POWER
           WITH                               0
--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  85,311
--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.04%   (calculated   by  dividing  (i)  the  85,311   shares
                  beneficially owned by the Reporting Person by (ii) the 2,809,093 shares of Common Stock outstanding).
--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.:  205103-2621-2010                               Page 4 of 25 Pages
--------------------------------------------------------------------------------

(1)      NAME OF REPORTING PERSON:  Terrence S. Stewart
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   ###-##-####
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)      |X|
                                                               (b)      |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       |_|
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------- ----------------------------------------------------
        NUMBER OF                    (7)      SOLE VOTING POWER
          SHARES                              85,620
                            ----------------------------------------------------
       BENEFICIALLY                  (8)      SHARED VOTING POWER
         OWNED BY                             14,872
                            ----------------------------------------------------
           EACH                      (9)      SOLE DISPOSITIVE POWER
        REPORTING                             85,620
                            ----------------------------------------------------
          PERSON                     (10)     SHARED DISPOSITIVE POWER
           WITH                               14,872
--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  100,492
--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.58%  (calculated   by  dividing  (i)  the  100,492  shares
                  beneficially  owned   by  the  Reporting  Person by (ii) the
                  2,809,093 shares of Common Stock outstanding).
--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.:  205103-2621-2010                               Page 5 of 25 Pages
--------------------------------------------------------------------------------

(1)      NAME OF REPORTING PERSON:  Gary A. Stewart
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   ###-##-####
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)      |X|
                                                                (b)      |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       |_|
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------- ----------------------------------------------------
        NUMBER OF                    (7)      SOLE VOTING POWER
          SHARES                              86,598
                            ----------------------------------------------------
       BENEFICIALLY                  (8)      SHARED VOTING POWER
         OWNED BY                             0
                            ----------------------------------------------------
           EACH                      (9)      SOLE DISPOSITIVE POWER
        REPORTING                             86,598
                            ----------------------------------------------------
          PERSON                     (10)     SHARED DISPOSITIVE POWER
           WITH                               0
--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  86,598
--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.08%   (calculated   by  dividing  (i)  the  86,598  shares
                  beneficially  owned   by  the  Reporting  Person by (ii) the
                  2,809,093 shares of Common Stock outstanding).
--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.:  205103-2621-2010                               Page 6 of 25 Pages
--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON:  Robert H. Stewart, III
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   ###-##-####
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)      |X|
                                                                 (b)      |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       |_|
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------- ----------------------------------------------------
        NUMBER OF                    ( 7)     SOLE VOTING POWER
          SHARES                              7,436
                            ----------------------------------------------------
       BENEFICIALLY                  ( 8)     SHARED VOTING POWER
         OWNED BY                             0
                            ----------------------------------------------------
           EACH                      ( 9)     SOLE DISPOSITIVE POWER
        REPORTING                             7,436
                            ----------------------------------------------------
          PERSON                     (10)     SHARED DISPOSITIVE POWER
           WITH                               0
--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,436
--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Less than 1%  (calculated  by  dividing  (i) the 7,436 shares beneficially owned by the Reporting Person by (ii) the 2,809,093 shares of Common Stock outstanding).
--------------------------------------------------------------------------------

         (14)     TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.:  205103-2621-2010                               Page 7 of 25 Pages
--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON:  Leslie A. Stewart
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   ###-##-####
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)      |X|
                                                                 (b)      |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       |_|
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------- ----------------------------------------------------
        NUMBER OF                    ( 7)     SOLE VOTING POWER
          SHARES                              7,436
                            ----------------------------------------------------
       BENEFICIALLY                  ( 8)     SHARED VOTING POWER
         OWNED BY                             0
                            ----------------------------------------------------
           EACH                      ( 9)     SOLE DISPOSITIVE POWER
        REPORTING                             7,436
                            ----------------------------------------------------
          PERSON                     (10)     SHARED DISPOSITIVE POWER
           WITH                               0
--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,436
--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Less than 1% (calculated by dividing (i) the 7,436 shares beneficially owned by the Reporting Person by (ii) the 2,809,093 shares of Common Stock outstanding).
--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.:  205103-2621-2010                               Page 8 of 25 Pages
--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON:  Karylee K. Wasilewski
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   ###-##-####
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|
                                                              (b)      |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       |_|
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------- ----------------------------------------------------
        NUMBER OF                    ( 7)     SOLE VOTING POWER
          SHARES                              7,436
                            ----------------------------------------------------
       BENEFICIALLY                  ( 8)     SHARED VOTING POWER
         OWNED BY                             0
                            ----------------------------------------------------
           EACH                      ( 9)     SOLE DISPOSITIVE POWER
        REPORTING                             7,436
                            ----------------------------------------------------
          PERSON                     (10)     SHARED DISPOSITIVE POWER
           WITH                               0
--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,436
--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Less than 1% (calculated by dividing (i) the 7,436 shares beneficially owned by the Reporting Person by (ii) the 2,809,093 shares of Common Stock outstanding).
--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.:  205103-2621-2010                               Page 9 of 25 Pages
--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON:  Vivian C. Gilbert
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   ###-##-####
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)      |X|
                                                                (b)      |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       |_|
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------- ----------------------------------------------------
        NUMBER OF                    ( 7)     SOLE VOTING POWER
          SHARES                              7,436
                            ----------------------------------------------------
       BENEFICIALLY                  ( 8)     SHARED VOTING POWER
         OWNED BY                             0
                            ----------------------------------------------------
           EACH                      ( 9)     SOLE DISPOSITIVE POWER
        REPORTING                             7,436
                            ----------------------------------------------------
          PERSON                     (10)     SHARED DISPOSITIVE POWER
           WITH                               0
--------------------------------------------------------------------------------
         (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   7,436
--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Less than 1%   (calculated  by dividing (i) the 7,436  shares
                  beneficially owned by the Reporting Person by (ii) the 2,809,093 shares of Common Stock outstanding).
--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.:  205103-2621-2010                               Page 10 of 25 Pages
--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON:  Terrence S. Stewart, Jr.
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   ###-##-####
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |X|
                                                                  (b)      |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       |_|
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------- ----------------------------------------------------
        NUMBER OF                    ( 7)     SOLE VOTING POWER
          SHARES                              7,436
                            ----------------------------------------------------
       BENEFICIALLY                  ( 8)     SHARED VOTING POWER
         OWNED BY                             0
                            ----------------------------------------------------
           EACH                      ( 9)     SOLE DISPOSITIVE POWER
        REPORTING                             7,436
                            ----------------------------------------------------
          PERSON                     (10)     SHARED DISPOSITIVE POWER
           WITH                               0
--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,436
--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Less than 1% (calculated by dividing (i) the 7,436 shares beneficially owned by the Reporting Person by (ii) the 2,809,093 shares of Common Stock outstanding).
--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.:  205103-2621-2010                               Page 11 of 25 Pages
--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON:  Jennifer F. Stewart
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   ###-##-####

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)      |X|
                                                                 (b)      |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       |_|
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------- ----------------------------------------------------
        NUMBER OF                    ( 7)     SOLE VOTING POWER
          SHARES                              7,436
                            ----------------------------------------------------
       BENEFICIALLY                  ( 8)     SHARED VOTING POWER
         OWNED BY                             0
                            ----------------------------------------------------
           EACH                      ( 9)     SOLE DISPOSITIVE POWER
        REPORTING                             7,436
                            ----------------------------------------------------
          PERSON                     (10)     SHARED DISPOSITIVE POWER
           WITH                               0
--------------------------------------------------------------------------------
         (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   7,436
--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Less than 1%  (calculated  by dividing  (i) the 7,436  shares beneficially owned by the Reporting Person by (ii) the 2,809,093 shares of Common Stock outstanding).
--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.:  205103-2621-2010                               Page 12 of 25 Pages
--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON:  Gary M. Gilbert, II
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   ###-##-####
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)      |X|
                                                               (b)      |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       |_|
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------- ----------------------------------------------------
        NUMBER OF                    ( 7)     SOLE VOTING POWER
          SHARES                              7,436
                            ----------------------------------------------------
       BENEFICIALLY                  ( 8)     SHARED VOTING POWER
         OWNED BY                             0
                            ----------------------------------------------------
           EACH                      ( 9)     SOLE DISPOSITIVE POWER
        REPORTING                             7,436
                            ----------------------------------------------------
          PERSON                     (10)     SHARED DISPOSITIVE POWER
           WITH                               0
--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,436
--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Less than 1% (calculated by dividing (i) the 7,436 shares beneficially owned by the Reporting Person by (ii) the 2,809,093 shares of Common Stock outstanding).
--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.:  205103-2621-2010                               Page 13 of 25 Pages
--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON:  Robert W. Gilbert
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   ###-##-####
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)      |X|
                                                                 (b)      |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       |_|
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------- ----------------------------------------------------
        NUMBER OF                    ( 7)     SOLE VOTING POWER
          SHARES                              7,436
                            ----------------------------------------------------
       BENEFICIALLY                  ( 8)     SHARED VOTING POWER
         OWNED BY                             0
                            ----------------------------------------------------
           EACH                      ( 9)     SOLE DISPOSITIVE POWER
        REPORTING                             7,436
                            ----------------------------------------------------
          PERSON                     (10)     SHARED DISPOSITIVE POWER
           WITH                               0
--------------------------------------------------------------------------------
         (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   7,436
--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Less than 1% (calculated by dividing (i) the 7,436 shares beneficially owned by the Reporting Person by (ii) the 2,809,093 shares of Common Stock outstanding).
--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.:  205103-2621-2010                               Page 14 of 25 Pages
--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON:  Gary A. Stewart, Jr.
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   ###-##-####
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)      |X|
                                                                 (b)     |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       |_|
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------- ----------------------------------------------------
        NUMBER OF                    ( 7)     SOLE VOTING POWER
          SHARES                              8,026
                            ----------------------------------------------------
       BENEFICIALLY                  ( 8)     SHARED VOTING POWER
         OWNED BY                             0
                            ----------------------------------------------------
           EACH                      ( 9)     SOLE DISPOSITIVE POWER
        REPORTING                             8,026
                            ----------------------------------------------------
          PERSON                     (10)     SHARED DISPOSITIVE POWER
           WITH                               0
--------------------------------------------------------------------------------
         (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   8,026
--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Less than 1%  (calculated  by  dividing  (i) the  8,026 shares beneficially owned by the Reporting Person by (ii) the 2,809,093 shares of Common Stock outstanding).
--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.:  205103-2621-2010                               Page 15 of 25 Pages
--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON:  Travis J. Stewart
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   ###-##-####
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)      |X|
                                                               (b)      |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       |_|
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------- ----------------------------------------------------
        NUMBER OF                    ( 7)     SOLE VOTING POWER
          SHARES                              8,026
                            ----------------------------------------------------
       BENEFICIALLY                  ( 8)     SHARED VOTING POWER
         OWNED BY                             0
                            ----------------------------------------------------
           EACH                      ( 9)     SOLE DISPOSITIVE POWER
        REPORTING                             8,026
                            ----------------------------------------------------
          PERSON                     (10)     SHARED DISPOSITIVE POWER
           WITH                               0
--------------------------------------------------------------------------------
         (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   8,026
--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Less than 1% (calculated by dividing (i) the 8,026 shares beneficially owned by the Reporting Person by (ii) the 2,809,093 shares of Common Stock outstanding).
--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.:  205103-2621-2010                               Page 16 of 25 Pages
--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON:  David J. Stewart
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   ###-##-####
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)      |X|
                                                                (b)      |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       |_|
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------- ----------------------------------------------------
        NUMBER OF                    ( 7)     SOLE VOTING POWER
          SHARES                              7,436
                            ----------------------------------------------------
       BENEFICIALLY                  ( 8)     SHARED VOTING POWER
         OWNED BY                             0
                            ----------------------------------------------------
           EACH                      ( 9)     SOLE DISPOSITIVE POWER
        REPORTING                             7,436
                            ----------------------------------------------------
          PERSON                     (10)     SHARED DISPOSITIVE POWER
           WITH                               0
--------------------------------------------------------------------------------
         (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   7,436
--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Less than 1%  (calculated  by  dividing  (i)  the 7,436 shares beneficially owned by the Reporting Person by (ii) the 2,809,093 shares of Common Stock outstanding).
--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1. Security and Issuer

     The class of equity securities to which this amended statement on Schedule 13D (this "Statement") relates is the common stock, par value $5.00 per share (the "Common Stock"), of Drovers Bancshares Corporation, a Pennsylvania bank holding company (the "Issuer"), which has its principal executive offices at 30 South George Street, York, Pennsylvania 17401.

     Item 2. Identity and Background

     This Statement is being jointly filed on behalf of the following individuals: Robert H. Stewart, Jr., Karyl L. Gilbert, Terrence S. Stewart and Gary A. Stewart, Robert H. Stewart, III, Leslie A. Stewart, Karylee K. Gilbert, Vivian C. Gilbert, Terrence S. Stewart, Jr., Jennifer F. Stewart, Gary M. Gilbert, II, Robert W. Gilbert, Gary A. Stewart, Jr., Travis J. Stewart, and David J. Stewart (collectively, the "Reporting Persons").

     Attached as Exhibit 1 hereto and incorporated herein by reference is a list of the Reporting Persons setting forth the following information with respect to each such person: (i) name, (ii) business address, (iii) present principal occupation or employment and the name and address of any corporation or other organization in which such employment is conducted. Each person identified in
Exhibit 1 is a United States citizen.

     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been subject to a judgment, decree or final order of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.

     Item 3. Source and Amount of Funds or Other Consideration


     The Reporting Persons acquired their securities of the Issuer from personal funds or by gifts or bequeaths of the securities. No borrowing were made for the purpose of acquiring the securities.

     Item 4. Purpose of Transaction

     The Reporting Persons acquired the securities of the Issuer as an investment. The Reporting Persons anticipate influencing such control over the Issuer as they deem necessary, convenient and proper to protect such investment. In order to protect their investment, the Reporting Persons may deem it necessary or convenient to acquire, directly, or through the Issuer, additional securities of the Issuer.



                              Page 17 of 25 Pages

     Except as set forth above, the Reporting Persons do not have as of the date hereof any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Notwithstanding anything to the contrary contained herein, the Reporting Persons reserve the right to change their present intentions with respect to the matters described in this paragraph.

     In reaching any conclusion as to their future course of action, the Reporting Persons will take into consideration various factors regarding the Issuer, such as its business and prospects and general economic conditions and money and stock market conditions.

     Item 5. Interest in Securities of Issuer

     According to information in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 1996, 2,809,093 shares of the Issuer's Common Stock are issued and outstanding (the "Outstanding Shares"). This number of Outstanding Shares reflects a 5-for-4 stock split in the form of a 25% stock dividend payable August 16, 1996 to shareholders of record July 19, 1996. The beneficial ownership of the Reporting Persons has been revised to reflect the stock split.

     As a group, the Reporting Persons beneficially own and have the sole or shared power to vote and dispose of 440,999 shares. For purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may be deemed to beneficially own approximately 15.7% of the shares, calculated by dividing (i) the 440,999 shares by (ii) the 2,809.093 shares outstanding. Individually, each Reporting Person beneficially owns and has the sole or shared power to vote and dispose of the number and percentage of shares shown on the following table.





                              Page 18 of 25 Pages



                               Number of Shares              Percentage of
Reporting Person              Beneficially Owned          Outstanding Shares*
----------------              ------------------          ------------------
Robert H. Stewart, Jr.              85,621                       3.05
Karyl L. Gilbert                    85,311                       3.04
Terrence S. Stewart                100,492***                    3.58
Gary A. Stewart                     86,598                       3.08
Robert H. Stewart, III               7,436                         **
Leslie A. Stewart                    7,436                         **
Karylee K. Gilbert                   7,436                         **
Vivian C. Gilbert                    7,436                         **
Terrence S. Stewart, Jr.             7,436                         **
Jennifer F. Stewart                  7,436                         **
Gary M. Gilbert, II                  7,436                         **
Robert W. Gilbert                    7,436                         **
Gary A. Stewart, Jr.                 8,026                         **
Travis J. Stewart                    8,026                         **
David J. Stewart                     7,436                         **

Total                              440,999                       15.7%

--------------------
   *Based on the 2,809,093 shares of Drovers Bancshares Corporation Common Stock outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.
  **Less than 1%.
***Total includes 7,436 shares owned by each of Terrence S. Stewart's two mino daughters.


     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are presently no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons filing this Statement, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7. Material to be filed as Exhibits

         The Index of Exhibits attached to this Statement is incorporated herein by reference in its entirety.




                              Page 19 of 25 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                             /s/ ROBERT H. STEWART, JR.
                                            ------------------------------------
                                                 Robert H. Stewart, Jr.


                                             /s/ KARYL L. GILBERT
                                            ------------------------------------
                                                 Karyl L. Gilbert


                                             /s/ TERRENCE S. STEWART
                                            ------------------------------------
                                                 Terrence S. Stewart


                                             /s/ GARY A. STEWART
                                            ------------------------------------
                                                 Gary A. Stewart


                                             /s/ ROBERT H. STEWART, III
                                            ------------------------------------
                                                 Robert H. Stewart, III


                                             /s/ LESLIE A. STEWART
                                            ------------------------------------
                                                 Leslie A. Stewart


                                             /s/ KARYLEE K. WASILEWSKI
                                            ------------------------------------
                                                 Karylee K. Wasilewski


                                             /s/ VIVIAN C. GILBERT
                                            ------------------------------------
                                                 Vivian C. Gilbert


                                             /s/ TERRENCE S. STEWART, JR.
                                            ------------------------------------
                                                 Terrence S. Stewart, Jr.

                                             /s/ JENNIFER F. STEWART
                                            ------------------------------------
                                                 Jennifer F. Stewart


                                             /s/ GARY M. GILBERT, II
                                            ------------------------------------
                                                 Gary M. Gilbert, II


                                             /s/ ROBERT W. GILBERT
                                            ------------------------------------
                                                 Robert W. Gilbert


                                             /s/ GARY A. STEWART, JR.
                                            ------------------------------------
                                                 Gary A. Stewart, Jr.


                                             /s/ TRAVIS J. STEWART
                                            ------------------------------------
                                                 Travis J. Stewart


                                             /s/ DAVID J. STEWART
                                            ------------------------------------
                                                 David J. Stewart

                                INDEX OF EXHIBITS


Number                     Description                            Page

Exhibit 1    Information Concerning the Reporting Persons.        23-25

                                    EXHIBIT 1

     The name, business address and principal occupation or employment of each Reporting Person. Each of the natural persons listed below is a citizen of the United States of America.

Name and Address of Employment              Principal Occupation or Employment

Robert H. Stewart, Jr.                      President
York Building Products Co., Inc.
1020 N. Hartley Street
P. O. Box 1708
York, Pennsylvania  17405

Karyl L. Gilbert                            Corporate Secretary
York Building Products Co.,
1020 N. Hartley Street
P. O. Box 1708
York, Pennsylvania  17405

Terrence S. Stewart                         President
Westgate Chevrolet, Inc.
1200 Loucks Road
P. O. Box 7326
York, Pennsylvania 17404

Gary A. Stewart                             Managing Partner
Stewart Associates
1020 N. Hartley Street
P. O. Box 2587
York, Pennsylvania  17405

Robert H. Stewart, III                      Manager
York Building Products Co., Inc.
1020 N. Hartley Street
P. O. Box 1708
York, Pennsylvania  17405

Leslie A. Stewart                           Student
Box 1761
Gettysburg College
Gettysburg, Pennsylvania 17325

Karylee K. Wasilewski                       Homemaker
8 St. Andrews Drive
Huntington, NY  11743

Vivian C. Gilbert                           Administrative Assistant
The Gaston Center for
East Asian Studies
George Washington University
2130 H Street, Suite 621
Washington, DC  20052

Terrence S. Stewart, Jr.                    Salesman
Physicians Leasing Co., Inc.
9456 Phillips Highway, No. 7
Jacksonville, Florida 32256

Jennifer F. Stewart                         Public Relations Manager
Hall International Partners, BV
Herengracht #471
1017 BS Amsterdam, Netherlands

Gary M. Gilbert, II                         Salesman
Westgate Chevrolet, Inc.
1200 Loucks Road
P. O. Box 7326
York, Pennsylvania 17404

Robert W. Gilbert                           Manager
Westgate Chevrolet, Inc.
1200 Loucks Road
P. O. Box 7326
York, Pennsylvania 17404

Gary A. Stewart, Jr.                        Student
Rollins College
Box 2041
1000 Holt Avenue
Winter Park, Florida  32789

Travis J. Stewart                           Student
University of Colorado
Room 80
Baker Hall
Boulder, Colorado 80310


David J. Stewart                            Manager of Manufacturing
York Building Products Co., Inc.
1020 N. Hartley Street
P. O. Box 1708
York, Pennsylvania  17405